Exhibit 2.3

Execution Copy

ASSET PURCHASE AGREEMENT

by and between

Dynegy Conesville, LLC

as Seller

and

AEP Generation Resources Inc.

as Buyer

Dated as of February 23, 2017

Unit 4 Conesville Generating Station

Exhibits

Exhibit A	—	Form of Assignment and Assumption Agreement

Exhibit B	—	Form of Bill of Sale and Assignment

Exhibit C	—	Form of Deed

Exhibit D	—	Form of FIRPTA Affidavit

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 23, 2017, is entered into by and between Dynegy Conesville, LLC, a Delaware limited liability company (“Seller”), and AEP Generation Resources Inc., a Delaware corporation (“Buyer”).  Seller and Buyer are herein referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H

WHEREAS, Seller owns, among other things, a 40% undivided interest (the “Interest”) in the approximately 780 megawatt coal-fired electric generating plant located on a site in Conesville, Ohio, known as Unit 4, together with all auxiliary equipment, ancillary and associated facilities and equipment, electrical transformers, pipeline and electrical interconnection and metering facilities (whether owned or leased) used for the receipt of fuel and water and the delivery of the electrical and potential steam output of said generating plant, and all other improvements related to the ownership, operation and maintenance of said generating plant and associated equipment (the “Facility”) and certain other assets associated therewith;

WHEREAS, Seller and Buyer are parties to the Unit 4 Conesville Station Operation Agreement, dated May 30, 1973, among Seller (as successor to Duke Energy Conesville, LLC, successor to The Cincinnati Gas & Electric Company), Buyer (as successor to Columbus and Southern Ohio Electric Company) and The Dayton Power and Light Company (“DP&L”), as amended from time to time, regarding the ownership and operation of the Facility (the “Co-Owner Agreement”);

WHEREAS, Buyer desires to purchase and assume, and Seller desires to sell and convey, respectively, Seller’s Interest in the Facility and the other Acquired Assets (as defined below), upon the terms and subject to the conditions hereinafter set forth; and

NOW, THEREFORE, for and in consideration of the foregoing recitals and the respective representations, warranties, covenants and agreements of the Parties set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1            Definitions.  As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

“Acquired Assets” has the meaning set forth in Section 2.1.

“Action” means any Claim, action, lawsuit, investigation, condemnation or other proceeding, whether civil or criminal, at Law or in equity by or before any Governmental Authority or any arbitration proceeding.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlled by, controlling or under common control with, such Person. For purposes of this definition, the concepts of control, controlling and controlled mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities or ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Ancillary Agreements” means the Deed, the Bill of Sale, the Assignment and Assumption Agreement, and any other instruments of sale, transfer, conveyance, assignment or assumption as may be required to convey the Acquired Assets in accordance with this Agreement.

“Assignment and Assumption Agreement” means the agreement between Buyer and Seller pursuant to which, among other things, Seller shall assign, and Buyer shall assume, the Assumed Contracts, substantially in form set forth in Exhibit A attached hereto.

“Assumed Contracts” has the meaning set forth in Section 2.1(e).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Assumed Real Property Contracts” has the meaning set forth in Section 2.1(b).

“Bill of Sale” means the bill of sale and assignment by which the title to the Personal Property included in the Acquired Assets shall be conveyed by Seller to Buyer, substantially in form set forth in Exhibit B attached hereto.

“Business” means the business, as conducted as of the date hereof, of owning, operating and maintaining the Facility and the Site and delivering electric energy and ancillary services from the Facility and all other activities incidental thereto.

“Business Day” means any day other than a Saturday, a Sunday or any other day on which banks located in New York, New York generally are authorized or required by applicable Law to close.

“Buyer” has the meaning set forth in the preamble.

“Buyer Disclosure Schedule” means the disclosure schedule delivered by Buyer to Seller at the time of execution of this Agreement.

“Buyer Fundamental Representations and Warranties” has the meaning set forth in Section 8.1(c).

“Buyer Indemnified Party” has the meaning set forth in Section 8.2.

“Capital Expenditure” means any additions to or replacements of property and equipment related to the Acquired Assets.

“Casualty Loss” has the meaning set forth in Section 7.6.

“Claim” means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation.

“Closing” has the meaning set forth in Section 4.1.

“Closing Date” has the meaning set forth in Section 4.1.

“Co-Owner Agreement” has the meaning given to it in the recitals.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means any consent, approval, ratification, waiver or other authorization required under the terms, conditions or provisions of any Assumed Contracts.

“Contract” means any written contract, agreement, lease, license, purchase order, evidence of indebtedness, indenture, note, bond, mortgage, deed of trust or other legally binding commitment or arrangement, excluding Permits.

“Deductible” has the meaning set forth in Section 8.4(a).

“Deed” means the limited warranty deed duly executed by Seller and duly acknowledged, which conveys to Buyer (i) Seller’s fee simple title to the Owned Real Property and (ii) all of Seller’s right, title and interest in and to the Other Real Property Interests, which shall be in substantially the form attached hereto as Exhibit C and in a form suitable for recording in the applicable recording office(s).

“DP&L” has the meaning given to it in the recitals.

“Effective Time” means 12:01 a.m. local time on the Closing Date.

“Emissions Agreement” means that certain Acid Rain Program and Cross-State Air Pollution Rule Emission Allowances and Agreement of Representation for Generating Stations and Units Commonly-Owned by and between two or more of Buyer, Dynegy Zimmer, LLC, Dynegy Miami Fort, LLC, Dynegy Killen, LLC, Dynegy Stuart, LLC, DP&L and Seller, dated May 4, 2015, as amended from time to time.

“Emission Allowances” means, collectively, all environmental credits, offsets and allowances issued under the federal Clean Air Act (42 U.S.C. § 7401 et seq.), any applicable emission budget programs, or any other state, regional or federal emission trading program, and specifically includes NOx Allowances and SO2 Allowances under the Federal Acid Rain program (40 C.F.R. 72), the CAIR NOx Trading Program (40 C.F.R. 96, subpart AA), the CAIR SO2 Trading Program (40 C.F.R. 96, subpart AAA), the Cross-State Air Pollution Rule, and any approved rules or regulations implementing these provisions.

“Encumbrances” means any mortgages, deeds of trust, hypothecations, pledges, assessments, liens, security interests, leases, adverse claims, levies, charges, easements, restrictive covenants, encroachments, charges, options, rights of first refusal, rights of first offer or other encumbrances of any nature, or any conditional sale contracts, title retention contracts, or other contract to give any of the foregoing.

“Environmental Law” means any applicable Law or other legally enforceable directive of any Governmental Authority having lawful jurisdiction over the Acquired Assets which relates to (1) Releases or threatened Releases of Hazardous Materials, (2) the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials,(3) pollution, (4) safety (to the extent relating to exposure to Hazardous Materials), (5) protection of worker health (to the extent relating to exposure to Hazardous Materials), (6) the environment, or (7) natural resources.

“Environmental Liabilities” means any and all Liabilities (i) incurred or imposed (A) pursuant to any order, notice of responsibility or violation, directive, injunction, judgment, or similar act (including settlements) by any Governmental Authority to the extent arising out of or under Environmental Laws or Environmental Permits; or (B) pursuant to any Claim or cause of action by a Governmental Authority or other third Person for violations of any Environmental Law or Environmental Permit or for personal injury, property damage, damage to natural resources, or remediation or response costs to the extent arising out of or attributable to any violation of, or any remedial obligation under any Environmental Law or Environmental Permit; or (ii) otherwise arising under or related to any Environmental Law or Environmental Permit.

“Environmental Permits” means all Permits required by any Governmental Authority under or in connection with any Environmental Law.

“Estimated Amount to be Prorated” has the meaning set forth in Section 3.2(b).

“Estimated Proration Statement” has the meaning set forth in Section 3.2(b).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Execution Date” means the date of the execution and delivery of this Agreement by the Parties, which is specified in the preamble.

“Facility” has the meaning set forth in the recitals.

“Federal Power Act” means the Federal Power Act of 1935, as amended, and the rules and regulations promulgated thereunder.

“FERC” means the Federal Energy Regulatory Commission, or any successor agency thereto.

“FERC Approval” means the approval issued by FERC under Section 203 of the Federal Power Act with respect to the transactions contemplated hereby.

“Final Amount to be Prorated” has the meaning set forth in Section 3.2(c).

“Final Proration Statement” has the meaning set forth in Section 3.2(c).

“FIRPTA Affidavit” means the Foreign Investment in Real Property Tax Act Certification and Affidavit, substantially in form set forth in Exhibit D attached hereto.

“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis.

“General Enforceability Exceptions” means those exceptions to enforceability due to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally, and general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity).

“Governmental Authority” means (i) the federal government of the United States, (ii) any state, county, municipality, or other governmental subdivision within the United States, (iii) any executive, legislative or judicial court, department, commission, board, bureau, agency, or other instrumentality of the federal government of the United States, (iv) any quasi-governmental or regulatory organization (such as NERC) that has been delegated authority by any executive, legislative or judicial court, department, commission, board, bureau, agency or other instrumentality of the federal government of the United States or of any state, county, municipality, or other governmental subdivision within the United States, and (v) any foreign government.

“Hazardous Materials” means (i) any petroleum, petroleum products, petroleum breakdown products, petroleum byproducts, radioactive materials, toxic mold, asbestos in any form, urea formaldehyde foam insulation, radon, and polychlorinated biphenyls; (ii) any chemicals, materials or substances which are now defined as or included in the definition of “Hazardous Materials,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” “dangerous wastes” or words of similar meaning and regulatory effect under any applicable Environmental Law; or (iii) any other chemical, material, substance or waste which is now prohibited, limited or regulated under any Environmental Law.

“Indebtedness” means (i) all indebtedness for borrowed money, (ii) all obligations for the deferred purchase price of assets, property or services (other than trade payables, accrued compensation or similar obligations incurred in the ordinary course of business), (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property, (v) all obligations under capital leases, (vi) all obligations as an account party under acceptance, letter of credit or similar facilities, (vii) all obligations under any currency, interest rate or other hedge agreement or any other hedging arrangement, (viii) all guarantee, support or keep well obligations in respect of obligations of the kind referred to in clauses (i) through (vii) above, and (ix) all obligations of the kind referred to in clauses (i) through (viii) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned by Seller, whether or not Seller has assumed or become liable for the payment of such obligation.

“Indemnified Party” means a Seller Indemnified Party or a Buyer Indemnified Party.

“Indemnifying Party” means Seller indemnifying the Buyer Indemnified Parties pursuant to Section 8.2 or Buyer indemnifying the Seller Indemnified Parties pursuant to Section 8.3.

“Independent Accounting Firm” has the meaning set forth in Section 3.2(e)(i).

“Insurance Policies” means all material insurance policies, including property, general liability, product liability, and umbrella insurance policies, maintained in connection with the Facility.

“Intellectual Property” means the following intellectual property rights, both statutory and common Law rights, if applicable: (a) copyrights, registrations and applications for registration thereof, (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress, and registrations and applications for registrations thereof, (c) patents, as well as any reissued and reexamined patents and extensions corresponding to the patents, and any patent applications, as well as any related continuation, continuation in part and divisional applications and patents issuing therefrom and (d) trade secrets and confidential information, including ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, that gives a competitive advantage.

“Interest” has the meaning set forth in the recitals.

“Interim Period” means the period from the Execution Date until the earlier of (i) the Closing and (ii) the termination of this Agreement in accordance with its terms.

“Inventory” has the meaning set forth in Section 2.1(f).

“IRS” means the United States Internal Revenue Service, and any successor agency thereto.

“Knowledge” means (i) with respect to Seller, the actual knowledge of any fact, circumstance or condition without investigation or inquiry, by the individuals listed in Section 1.1(a) of the Seller Disclosure Schedule on the Closing Date, and (ii) with respect to Buyer, the actual knowledge of any fact, circumstance or condition without investigation or inquiry, by the individuals listed in Section 1.1(b) of the Buyer Disclosure Schedule on the Closing Date.

“Laws” means any statute, law, treaty, rule, code, common law, ordinance, regulation, treatise, certificate or order of any Governmental Authority, or any judgment, decision, decree, injunction, writ, order or like action of any court, arbitrator or other Governmental Authority, including each Environmental Law, and any Permit of any Governmental Authority.

“Lease” or “Leases” means all leases affecting the Site and to which Seller is a party as lessee, sublessee, tenant, subtenant or in a similar capacity as set forth in Section 5.7(a)(i) of the Seller Disclosure Schedule.

“Leased Real Property” means each parcel of real property that is the subject of any Lease and used in connection with the operation of the Facility, the address or legal description of each of which is set forth in Section 5.7(a)(ii) of the Seller Disclosure Schedule.

“Liabilities” means any Indebtedness, liabilities, commitments or obligations of any kind, character or nature whatsoever (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“Loss” means, with respect to any Person, any and all Liabilities, Claims, Taxes, damages, fines, penalties, judgments, deficiencies, losses and expenses, including interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of any Claim, whether involving Claims solely between the Parties or by a third party against a Party, and excluding any punitive, special or consequential damages, lost profits or diminution in value (based on multiple of earnings or otherwise).

“Material Adverse Effect” means (x) any effect, change, occurrence, development, event or circumstance that, individually or in the aggregate, is materially adverse to the financial condition or results of operations of Seller’s Interest in the Business, the Acquired Assets or the Assumed Liabilities taken as a whole, or (y) a material adverse effect on Seller’s ability to consummate the transactions under this Agreement; provided, however, that none of the following shall be deemed in itself, or in any combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect under clause (x) above:

(i)                                     effects, changes, occurrences, developments, events or circumstances that affect the national, regional, state or local electric generating, transmission or distribution industry as a whole (including legal and regulatory changes), and economic or political conditions or events, circumstances, changes or effects affecting the financial or securities markets;

(ii)                                  changes in the design or pricing of the wholesale or retail electric power and natural gas markets (including any change in the forward reserve markets, day-ahead markets, real-time markets, ancillary services markets, emissions markets or capacity auctions);

(iii)                               changes in the national, regional, state or local markets for the type of fuel used at the Facility;

(iv)                              changes in the national, regional, state or local electric transmission or distribution systems or standards of any organization to which the Facility is subject or abides by (such as PJM and NERC) or rules of any independent system operator;

(v)                                 changes in the general national, regional, state or local economic or financial conditions;

(vi)                              any change in general regulatory or political conditions, including any outbreak or escalation of hostilities or the declaration by the United States of a national emergency or war or acts of war or any acts of terrorism or any international or domestic calamity or crisis or political event, or changes caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared);

(vii)                           strikes, work stoppages or other labor disturbances;

(viii)                        increases in the costs of commodities, services, equipment, materials or supplies, including fuel or consumables, or changes in the price of energy, capacity or ancillary services;

(ix)                              the effects of weather or meteorological events;

(x)                                 changes in Law, accounting requirements or regulatory policies adopted or approved by any Governmental Authority, or changes in the interpretation thereof as such relate to Seller, and any adoption, implementation, promulgation, issuance, repeal, modification, reinterpretation, or proposal of any applicable Law, accounting requirement or regulatory policy; and

(xi)                              the announcement, pendency, or consummation of the transactions contemplated by this Agreement (including any decrease in customer demand, any reduction in revenues, or any disruption in suppliers  or similar relationships as a result thereof);

provided, that such items shall only be excluded to the extent that any such effect, change, occurrence, development, event or circumstance does not have a disproportionately adverse impact on the Facility, the Site, the Business, the Acquired Assets or the Assumed Liabilities in relation to facilities in PJM.

“NERC” means the North American Electric Reliability Corporation, or any successor entity thereto.

“Organizational Documents” means (i) with respect to a corporation, the certificate or articles of incorporation and the bylaws; (ii) with respect to any other entity, any charter, certificate or similar document adopted or filed in connection with the creation, formation or organization of such entity; and (iii) any amendment to any of the foregoing.

“Other Real Property” means each instrument pursuant to which Seller has a license, easement or right to use or occupy any land, buildings, structures, improvements, fixture or other interest in real property (excluding Owned Real Property and Leased Real Property) and which is appurtenant to, or used in connection with the operation of the Facility, including all off Site easements necessary for or used in the Business, a list of each of which is set forth in Section 5.7(a)(iii) of the Seller Disclosure Schedule.

“Other Real Property Interests” means, collectively, the Other Real Property and Seller’s interests therein.

“Outside Date” has the meaning set forth in Section 9.1(a)(ii).

“Owned Real Property” means each parcel of real property owned in fee by Seller and used in connection with the operation of the Facility, a legal description of each of which is set forth in Section 5.7(a)(i) of the Seller Disclosure Schedule.

“Party” has the meaning set forth in the preamble.

“Permits” means all permits, approvals, variances, licenses, franchises, identification numbers and other governmental authorizations, and consents and approvals.

“Permitted Encumbrances” means collectively (i) liens for Taxes or other governmental charges or assessments not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which reserves in conformity with GAAP have been provided on the books of Seller, (ii) builders’, mechanics’, carriers’, workers’, warehousemens’, repairers’ and other similar liens and rights arising or incurred in the ordinary course of business for amounts not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which reserves in conformity with GAAP have been provided on the books of Seller, (iii) zoning restrictions and other land use and environmental regulations by any Governmental Authorities, (iv) utility company franchises, (v) such other Encumbrances which do not secure Indebtedness and do not materially detract from the value or transferability of, or materially interfere with the present use of, the Acquired Assets taken as a whole, (vi) all covenants, restrictions, conditions, easements and other matters that are disclosed on the title insurance policies (or commitments therefor) insuring the Site and any surveys of the Site, in each case, as made available to Buyer prior to the Execution Date, and (vii) the Encumbrances listed in Section 5.7(a)(iv) of the Seller Disclosure Schedule.

“Person” means a natural person, partnership, corporation, limited liability company, proprietorship, business trust, joint stock company, trust, unincorporated association, joint venture, an association, Governmental Authority or other entity or organization.

“Personal Property” has the meaning set forth in Section 2.1(c).

“PJM” means PJM Interconnection, L.L.C.

“Pre-Closing Period” means all taxable years or other taxable periods that end before the Closing Date and, with respect to any taxable year or other taxable period beginning before and ending on or after the Closing Date, the portion of such taxable year or period ending before the Closing Date.

“Protest Notice” has the meaning set forth in Section 3.2(d).

“Purchase Price” has the meaning set forth in Section 3.1.

“Release” means any release, spill, emission, leak, injection, deposit, disposal, discharge, dispersal, leaching, abandonment, pumping, pouring, emptying, dumping, or allowing to escape or migrate into or through the environment (including ambient air, surface water, groundwater, wetlands, land surface, subsurface strata, or the indoor environment), including the disposal or abandonment of containers, tanks or other receptacles.

“Releasor” has the meaning set forth in Section 8.8.

“Representatives” of a Party means the Party and its Affiliates and their respective directors, officers, employees, agents, partners, advisors (including accountants, counsel, environmental consultants, financial advisors and other authorized representatives) and parents and other controlling Persons.

“Required Regulatory Approvals” means collectively (i) FERC Approval; and (ii) such other filings or approvals required by any Governmental Authority for the Parties to consummate the transactions under this Agreement as set forth in Section 1.1(c) of the Seller Disclosure Schedule.

“Restoration Cost” has the meaning set forth in Section 7.6.

“Seller” has the meaning set forth in the preamble.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer at the time of execution of this Agreement.

“Seller Fundamental Representations and Warranties” has the meaning set forth in Section 8.1(b).

“Seller Guaranty” has the meaning set forth in Section 4.5(g).

“Seller Indemnified Parties” has the meaning set forth in Section 8.3.

“Seller Letters of Credit” means the original (i) letter of credit dated April 9, 2015 in the current face amount of $16,281,802 issued by Royal Bank of Canada with respect to the Facility pursuant to Section E.5.7.b. of the Co-Owner Agreement (or any replacement thereof) and (ii) letter of credit dated January 4, 2017 in the current face amount of $22,943,018 issued by Credit Suisse AG with respect to the Stuart Facility pursuant to Section E.5.7.b. of the Stuart Co-Owner Agreement (or any replacement thereof).

“Site” means the parcels of land included in the Owned Real Property, the Leased Real Property and the Other Real Property.

“Stuart Facility” means the approximately 2,318 megawatt coal-fired electric generating plant located on a site in Aberdeen, Ohio, known as the J.M. Stuart Electric Generating Station.

“Stuart Co-Owner Agreement” means the Amended and Restated Operation Agreement, dated November 13, 2013, among Dynegy Stuart, LLC (as successor to Duke Energy Stuart, LLC, successor to Duke Energy Ohio, Inc.), Buyer (as successor to Ohio Power Company) and DP&L, as amended from time to time, regarding the ownership and operation of the Stuart Facility.

“Tax” or “Taxes” means any and all taxes, assessments, duties, levies or other governmental charges in the nature of a tax including all U.S. federal, state, local foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, commercial activities, transfer, sales, use, value added, occupation, property, excise, severance, payments or fees in lieu of taxes, payments pursuant to a tax increment financing or similar agreement, windfall profits, stamp, payroll, social security, withholding and other taxes, assessments, duties, levies or other similar governmental charges (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, interest and penalties relating to such taxes and any liability for such amounts as a result of (x) being a transferee or successor member of a combined, consolidated, unitary or affiliated group, or (y) a contractual obligation to indemnify any Person (other than a contractual obligation the primary purpose of which does not relate to Taxes that was entered into in the ordinary course of business).

“Tax Return” means any return, statement, form, report or similar declaration with respect to Taxes which is required to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means, with respect to any Tax, any United States federal, state, county or municipal or other local or any foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“Transfer Taxes” means any and all realty transfer, sales, use, stamp, conveyance, value added, recording, excise, and other similar Taxes, if any, together with all recording or filing fees, notarial fees and other similar costs of the Closing, that may be imposed upon, or payable, collectible or incurred in connection with the transfer of the Acquired Assets to Buyer or otherwise as a result of the transfer of the Acquired Assets hereunder.

“Zimmer Closing” has the meaning set forth in Section 4.5(e).

“Zimmer Facility” the approximately 1,338 megawatt coal-fired electric generating plant located on a site in Moscow, Ohio.

“Interpretation.  In construing this Agreement:

(a)                                 all references in this Agreement to an “Article,” “Section,” “subsection,” “Exhibit,” or “Schedule” shall be to an Article, Section, subsection, Exhibit, or Schedule of this Agreement, unless the context states otherwise;

(b)                                 unless the context otherwise states, the words “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of similar import shall refer to this Agreement as a whole and not to a particular Article, Section, subsection, clause or other subdivision hereof;

(c)                                  whenever the context requires, the words used herein shall include the masculine, feminine and neuter gender, and the singular and the plural;

(d)                                 the word “includes” and its derivatives means “includes, but is not limited to” and corresponding derivative expressions;

(e)                                  all accounting terms used but not defined herein have the meanings given to them under GAAP as consistently applied.

(f)                                   if the time for performing an obligation under this Agreement expires on a day that is not a Business Day, the time shall be extended until that time on the next Business Day;

(g)                                  each Exhibit and Schedule to this Agreement is a part of this Agreement, and should be construed together;

(h)                                 the headings and titles herein are for convenience only and shall have no significance in the interpretation hereof;

(i)                                     references to a law, rule, regulation, contract, agreement, or other document mean that law, rule, regulation, contract, agreement, or document as amended, modified, or supplemented, if applicable, in accordance with the terms of this Agreement; and

(j)                                    references to sums of money are expressed in the lawful currency of the United States, and “$” refers to U.S. Dollars.

ARTICLE 2

PURCHASE AND SALE

Section 2.1                                   Acquired Assets.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and assume from Seller, all of Seller’s Interest in and to the following assets, properties, rights and interests, free and clear of all Encumbrances (other than Permitted Encumbrances), (the “Acquired Assets”):

(a)                                 the Site and the Facility;

(b)                                 those easements and other Contracts relating to the Site set forth in Section 2.1(b) of the Seller Disclosure Schedule (“Assumed Real Property Contracts”);

(c)                                  the machinery, equipment, vehicles, furniture, Inventory and other personal property used primarily in connection with the operation of, or for consumption at, the Facility or the Site, including any property purchased but not yet located at the Facility or the Site (collectively, “Personal Property”);

(d)                                 all Permits and Environmental Permits relating to the Site and the Facility;

(e)                                  all Contracts entered into by Seller related to the Facility or the Site, as set forth in Section 2.1(e) of the Seller Disclosure Schedule (collectively with the Assumed Real Property Contracts, the “Assumed Contracts”);

(f)                                   any and all inventory items used for the Business, including: consumables; lubricants, chemicals, fluids, lubricating oils, fuel oil, filters, fittings, connectors, seals, gaskets, hardware, wire and other similar materials; maintenance, shop and office supplies; replacement, spare or other parts; tools, special tools or similar equipment; and similar items of movable property and other materials located at or in transit to, or held for use at the Facility or the Site or used in connection with the Facility or the Site (collectively, “Inventory”);

(g)                                  all of Seller’s rights to use and sell electricity, capacity or ancillary services with respect to the period commencing after the Effective Time;

(h)                                 all Intellectual Property related solely to the Site or Facility or used primarily in connection with the Business;

(i)                                     all Emission Allowances held by or allocated or issued to Seller or with respect to Seller’s Interest in the Site or Facility in connection with the Business or the Acquired Assets for the year in which Closing occurs and each year thereafter or otherwise needed to offset Seller’s share of emissions with respect to the Facility under the Emissions Agreement prior to the Closing Date;

(j)                                    the rights which, if not for the transactions contemplated herein, would have accrued to Seller in and to any causes of action, Claims (including rights under Insurance Policies to proceeds, refunds (other than refunds relating to Taxes for Pre-Closing Periods as prorated pursuant to the method described in Section 3.4(a)) or distributions thereunder paid after the Closing Date) and defenses against third parties (including indemnification and contribution) relating to and to the extent of any Acquired Assets or Assumed Liabilities arising after the Closing Date;

(k)                                 all unexpired warranties, indemnities and guaranties made or given by manufacturers, overhaulers, assemblers, refurbishers, vendors and service providers and other comparable third parties to the extent relating exclusively to the Facility, the Site or the Acquired Assets (but excluding those warranties, indemnities and guarantees related to any Excluded Assets), whether provided in connection with the purchase of equipment or entered into independently of such purpose;

(l)                                     the PJM capacity sales listed in Section 2.1(l) of the Seller Disclosure Schedule and all PJM capacity sales entered into by Seller after the Execution Date with respect to its Interest, in each case excluding capacity sales revenue received by Seller prior to the Closing Date; and

(m)                             all other assets, rights and interests used exclusively in relation to or in connection with the Facility;

provided, however, that the Acquired Assets shall not include the Excluded Assets.

Section 2.2                                   Excluded Assets.  Notwithstanding any provision herein to the contrary, the assets, properties, rights and interests of Seller not specifically defined as Acquired Assets pursuant to Section 2.1 (collectively, the “Excluded Assets”) are expressly excluded from the purchase and sale contemplated hereby and as such are not included in the Acquired Assets and shall remain the property of Seller after the Closing, including the following assets:

(a)                                 any Contracts to which Seller is a party which are not specifically identified as Assumed Contracts, including those set forth in Section 2.2(a) of the Seller Disclosure Schedule;

(b)                                 all Tax Returns of Seller and work papers relating thereto;

(c)                                  any and all of Seller’s rights in any Contract or arrangement representing an intercompany transaction, agreement or arrangement between Seller and an Affiliate of Seller, whether or not such transaction, agreement or arrangement relates to the provision of goods or services, payment arrangements, or intercompany charges or balances;

(d)                                 any and all Emission Allowances held by or allocated or issued to Seller or with respect to Seller’s Interest in the Site or Facility in connection with the Business or the Acquired Assets for any year prior to the year in which Closing occurs; and

(e)                                  the corporate seal, files, charter documents, minute books, instruments and other books and records of Seller relating to any other Excluded Asset or the Excluded Liabilities.

Section 2.3                                   Assumed Liabilities.  On the terms and subject to the conditions set forth herein, at the Closing, Buyer shall assume and satisfy or perform the following Liabilities of Seller to the extent that such Liabilities arise from the ownership, use or operation of the Acquired Assets (collectively, the “Assumed Liabilities”):

(a)                                 all Liabilities of Seller arising under the Co-Owner Agreement or the Assumed Contracts relating to the period from and after Closing;

(b)                                 all Environmental Liabilities of Seller, including all Liabilities of Seller relating to any Environmental Law or Hazardous Materials;

(c)                                  all Liabilities of Seller in respect of Taxes attributable to the Acquired Assets for taxable periods, or portions thereof, beginning on or after the Closing Date (as prorated pursuant to the method described in Section 3.4(a)), other than Seller’s allocable portion of the Transfer Taxes pursuant to Section 7.4(a) that are imposed as a result of the transactions contemplated by this Agreement;

(d)                                 all Liabilities of Seller in respect of Capital Expenditures accruing on or after the Execution Date; provided such amounts shall continue to be paid by Seller prior to the Closing Date and reimbursed on the Closing Date pursuant to Section 3.3;

provided, however, that the Assumed Liabilities shall not include the Excluded Liabilities.

Section 2.4                                   Excluded Liabilities.  Notwithstanding the provisions of Section 2.3, Buyer shall not assume the following Liabilities of Seller (collectively, the “Excluded Liabilities”), which shall remain the exclusive responsibility of Seller, or its Affiliates, as applicable:

(a)                                 any Liability or Taxes of Seller or any of its Affiliates in respect of or otherwise arising from the Excluded Assets;

(b)                                 any Liability (including Seller’s allocable portion of the Transfer Taxes pursuant to Section 7.4(a)) of Seller or any of its Affiliates arising from the execution, delivery or performance of this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby;

(c)                                  any Liability of Seller in respect of Taxes (including Seller’s allocable portion of the Transfer Taxes pursuant to Section 7.4(a)) attributable to the ownership, operation, maintenance or use of the Acquired Assets with respect to any Pre-Closing Period (as prorated pursuant to the method described in Section 3.4(a));

(d)                                 any Liability of Seller under the Co-Owner Agreement or the Assumed Contracts that was required to have been performed by Seller prior to the Closing;

(e)                                  all Liabilities of Seller or its Affiliates for any Indebtedness; and

(f)                                   the Liabilities listed in Section 2.4(f) of the Seller Disclosure Schedule.

ARTICLE 3

PURCHASE PRICE; PURCHASE PRICE ADJUSTMENT

Section 3.1                                   Purchase Price.  In consideration of the sale, assignment, conveyance, transfer and delivery of the Acquired Assets to Buyer as of the Closing, Buyer shall pay to Seller at the Closing an aggregate purchase price equal to $1.00 (one United States Dollar) in cash, as adjusted pursuant to Section 3.2(a) (the “Purchase Price”).

Section 3.2                                   Proration Adjustment.

(a)                                 Initial Proration Adjustment on Closing Date.  The Purchase Price shall be adjusted on the Closing Date in accordance with this Section 3.2.

(b)                                 At least seven (7) Business Days prior to the Closing Date, Buyer shall prepare and deliver, or cause to be prepared and delivered, to Seller a statement (“Estimated Proration Statement”) setting forth Buyer’s good faith estimate of amounts to be prorated as set forth in Section 3.4 (the “Estimated Amount to be Prorated”).  The Estimated Amount to be Prorated shall exclude any real property Taxes or ad valorem Taxes for the current taxable year.

(c)                                  Final Proration Statement.  As soon as practicable after the Closing Date, but no later than the first (1st) Business Day that is ninety (90) days after the Closing Date, Buyer shall prepare a statement (“Final Proration Statement”) setting forth (i) the calculation of the Amount to be Prorated on the Closing Date on a basis consistent with that employed in the preparation of the Estimated Proration Statement and in accordance with Section 3.4 (the “Final Amount to be Prorated”) and (ii) the difference, if any, by which the Final Amount to be Prorated is greater than or less than the Estimated Amount to be Prorated.

(d)                                 Protest Notice.  Within forty-five (45) days after Buyer’s delivery of the Final Proration Statement to Seller, Seller may deliver written notice (the “Protest Notice”) to Buyer setting forth any objections to the amounts on the Final Proration Statement, and the basis therefor.  In the event that Seller does not object within such forty-five (45) day period, the Final Proration Statement shall be final and binding on Buyer and Seller.  If Seller delivers a Protest

Notice within the prescribed time period, then Seller and Buyer shall use reasonable efforts to resolve any disputes as to the computation of the Final Amount to be Prorated, within twenty (20) days after delivery of the Final Proration Statement.

(e)                                  Resolution of Protests.

(i)                                     If Buyer and Seller are unable to resolve any disagreement with respect to the calculation of the Final Amount to be Prorated within twenty (20) days following the delivery of any Protest Notice by Seller, then either Seller or Buyer may refer the items in dispute to a nationally-recognized independent accounting firm mutually agreed to by Buyer and Seller (the “Independent Accounting Firm”).  In such case, Seller and Buyer will jointly retain the Independent Accounting Firm and direct it to render a written report setting forth its determination of the Final Amount to be Prorated and resolving any and all items in dispute (as set forth in the Protest Notice), not later than thirty (30) days after acceptance of its retention.  Seller and Buyer shall each submit to the Independent Accounting Firm their respective computations of the Final Amount to be Prorated and specific information, evidence and support for their respective positions as to all items in dispute. The items not in dispute will be deemed final.

(ii)                                  Seller and Buyer, and their respective Representatives, shall cooperate fully with the Independent Accounting Firm during its engagement and respond on a timely basis to all requests for information or access to documents, data and working papers or personnel made by the Independent Accounting Firm.  Neither Seller nor Buyer shall have any ex parte meetings, teleconferences or other communication, either written or oral, with the Independent Accounting Firm as it is intended for Seller and Buyer to be included in all discussions and correspondence with the Independent Accounting Firm.

(iii)                               The findings and determinations of the Independent Accounting Firm as set forth in its written report to Seller and Buyer shall be deemed final, conclusive and binding upon the Parties.  In resolving any disputed item, the Independent Accounting Firm (A) may not assign a value to any item greater than the greatest value for such item proposed by Seller or Buyer, as the case may be, or less than the least value for such item proposed by Seller or Buyer, as the case may be, (B) shall be bound by the principles set forth in Section 3.4 and (C) shall limit its review to matters specifically set forth in the Protest Notice.

(iv)                              The fees and expenses incurred by the Independent Accounting Firm shall be borne equally by Buyer and Seller.

(f)                                   Final Proration Adjustment. Within five (5) Business Days after the final determination of the Final Proration Statement, or the failure of Seller to submit a timely Protest Notice:  (i) if the Final Amount to be Prorated is less than the Estimated Amount to be Prorated, then Buyer shall pay to Seller the amount of such difference by wire transfer of immediately available funds to the bank account(s) specified by Seller, or (ii) if the Final Amount to be Prorated is greater than the Estimated Amount to be Prorated, then Seller shall pay to Buyer the amount of such difference by wire transfer of immediately available funds to the bank account(s) specified by Buyer.

Section 3.3                                   Reimbursement for Capital Expenditures.  Any Capital Expenditures accrued after the Execution Date and paid by Seller between the Execution Date and the Effective Time shall be reimbursed by Buyer on the Closing Date and netted against any proration amounts determined pursuant to Section 3.4.

Section 3.4                                   Proration.  Buyer and Seller agree that those items listed below will be prorated in a reasonable manner and without duplication of any such items as of the Effective Time, with Seller liable to the extent such items relate to any time period through the Effective Time, and Buyer liable to the extent such items relate to periods subsequent to the Effective Time (measured in the same units used to compute the item in question, otherwise measured by calendar days):

(a)                                 any real property Taxes with respect to the Acquired Assets and any ad valorem Taxes imposed on the tangible or intangible property comprising the Acquired Assets or payments (or fees) in lieu of Taxes relating to the Acquired Assets shall be prorated based on the number of days in such taxable period up to the Closing Date, and on the number of days in such taxable period on and after the Closing Date; and

(b)                                 with the exception of any amounts that would have been payable by Seller for Capital Expenditures, any amounts payable under the Co-Owner Agreement or any other Assumed Contract.

Section 3.5                                   Withholding Rights. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable to Seller pursuant to this Article 3, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law.  If Buyer so withholds amounts, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

ARTICLE 4

THE CLOSING

Section 4.1                                   Time and Place of Closing.  The closing of the transactions contemplated by this Agreement to effect the purchase and sale of the Acquired Assets (the “Closing”) shall be by electronic transmission unless otherwise agreed upon in writing by the Parties, upon such date and time no earlier than the third Business Day following the date on which the conditions set forth in this Article 4 have been satisfied or waived in writing (other than those conditions that by their terms shall be or must necessarily be satisfied at the Closing) or on such other date as the Parties hereto shall mutually agree (the “Closing Date”).

Section 4.2                                   Payment of Purchase Price.  Buyer shall pay or cause to be paid to Seller at the Closing an amount in United States Dollars in the aggregate equal to the Purchase Price by wire transfer of immediately available funds to the bank account or accounts designated by Seller in accordance with Seller’s prior written instructions to be provided to Buyer at least three Business Days prior to Closing.

Section 4.3                                   Closing Deliveries by Seller.  At the Closing, Seller shall deliver, or cause to be delivered to Buyer, the following:

(a)                                 the Deed, the Bill of Sale and the Assignment and Assumption Agreement, each duly executed by Seller, in recordable form where appropriate, and each other Ancillary Agreement required to be delivered under this Agreement;

(b)                                 if applicable, the certificate of title for any titled Personal Property in which Seller has an ownership interest, duly executed by Seller;

(c)                                  the FIRPTA Affidavit;

(d)                                 any notices or other documents required by any Person to effect the transfer from Seller to Buyer (or its designee) of the Emission Allowances, Environmental Permits and other Permits to be sold, transferred, conveyed, assigned or delivered to Buyer pursuant to Section 2.1 and Section 7.2(c); and

(e)                                  such other agreements, documents, instruments and writings as are required to be delivered by Seller on or prior to the Closing Date pursuant to this Agreement.

Section 4.4                                   Closing Deliveries by Buyer.  At the Closing, Buyer will execute and deliver, or cause to be executed and delivered, the following, unless otherwise specifically stated:

(a)                                 the Assignment and Assumption Agreement and each other Ancillary Agreement required to be delivered under this Agreement, each duly executed by Buyer and in recordable form where appropriate;

(b)                                 the Seller Letters of Credit together with appropriate letters of cancellation addressed from Buyer to the respective issuing bank; and

(c)                                  any instruments reasonably acceptable to Buyer which are necessary to remove from the Acquired Assets the Encumbrances securing Indebtedness in the types set forth in clause (i) of the definition thereof; and

(d)                                 such other agreements, documents, instruments and writings as are required to be delivered by Buyer on or prior to the Closing Date pursuant to this Agreement.

Section 4.5                                   Conditions Precedent to Closing Obligations of Seller.  The obligation of Seller to proceed with the Closing contemplated hereby is subject to the satisfaction or waiver by Seller on or prior to the Closing Date of all of the following conditions:

(a)                                 Buyer shall have delivered the Purchase Price to Seller by wire transfer in immediately available funds, as adjusted in accordance with Section 3.2 and Section 3.4;

(b)                                 Buyer shall have delivered to Seller each of the documents described in Section 4.4;

(c)                                  (i) the representations and warranties of Buyer set forth in the Buyer Fundamental Representations and Warranties shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, and (ii) the representations and warranties of Buyer contained in Article 6 of this Agreement (other than those set forth in clause (i) above) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period), except, in each case, to the extent that the failure of such representations and warranties to be so true and correct would not materially adversely affect the performance of Buyer’s obligations hereunder.  Buyer shall have, in all material respects, performed and complied with all covenants and agreements required to be performed or complied with by Buyer on or prior to the Closing Date;

(d)                                 all Required Regulatory Approvals shall have been obtained, made or given, and shall be in full force and effect;

(e)                                  the Closing shall occur simultaneously with the closing under the Asset Purchase Agreement dated as of the date hereof, between Dynegy Zimmer, LLC and Buyer, relating to the sale of an undivided interest in the Zimmer Facility by Buyer to Dynegy Zimmer, LLC (the “Zimmer Closing”);

(f)                                   DP&L shall have executed the release contemplated by Section E.5.7(a) of the Co-Owner Agreement;

(g)                                  a guaranty in an amount of $22,943,018 replacing the Seller Letter of Credit with respect to the Stuart Facility, dated as of the Closing Date and executed by Dynegy Inc. in favor of Buyer and expiring on April 21, 2018 (the “Seller Guaranty”); and; and

(h)                                 no preliminary or permanent injunction or other order or decree by any Governmental Authority which prohibits, restricts or otherwise limits the consummation of the transactions contemplated hereby, including the sale of the Acquired Assets, shall have been issued and remain in effect and no statute, rule or regulation shall have been enacted and remain in effect by any Governmental Authority which prohibits, restricts or otherwise limits the consummation of the transactions contemplated hereby, including the sale of the Acquired Assets.

Section 4.6                                               Conditions Precedent to Closing Obligations of Buyer.  The obligation of Buyer to proceed with the Closing contemplated hereby is subject to the satisfaction or waiver by Buyer on or prior to the Closing Date of all of the following conditions:

(a)                                 Seller shall have delivered to Buyer each of the documents described in Section 4.3;

(b)                                 (i) the representations and warranties of Seller set forth in the Seller Fundamental Representations and Warranties shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, and (ii) the other representations and warranties of Seller contained in this Agreement shall be true and correct (without giving effect to “material,” “materiality” or “Material Adverse Effect” qualifiers within such representations and warranties) as of the Closing Date as though made on and as of the Closing Date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period), except where the failure of such representations and warranties to be so true and correct could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Seller shall have, in all material respects, performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date;

(c)                                  all Required Regulatory Approvals shall have been obtained, made or given, and shall be in full force and effect;

(d)                                 no preliminary or permanent injunction or other order or decree by any Governmental Authority which prohibits, restricts or otherwise limits the consummation of the transactions contemplated hereby, including the sale of the Acquired Assets, shall have been issued and remain in effect and no statute, rule or regulation shall have been enacted and remain in effect by any Governmental Authority which prohibits, restricts or otherwise limits the consummation of the transactions contemplated hereby, including the sale of the Acquired Assets;

(e)                                  since the Execution Date, there shall not have occurred and be continuing a Material Adverse Effect; and

(f)                                   the Closing shall occur simultaneously with the Zimmer Closing.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows:

Section 5.1                                               Organization; Qualification.  Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware,

Seller has all requisite power and authority to own, lease and operate its properties and to carry out its business as is now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary, except where the failure to be so qualified, would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.2                                               Authority Relative to this Agreement; Enforceability.

(a)                                 Seller has the requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Ancillary Agreements, the performance by Seller of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Seller.

(b)                                 This Agreement has been, and each of the Ancillary Agreements shall be, when executed and delivered at Closing, duly and validly executed and delivered by Seller.  Assuming that this Agreement constitutes, and each of the Ancillary Agreements will, when executed and delivered at Closing, constitute valid and binding agreements of Buyer, this Agreement constitutes, and each of the Ancillary Agreements will, when executed and delivered at Closing, constitute valid and binding agreements of Seller, enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by the General Enforceability Exceptions.

Section 5.3                                               Governmental Consents and Approvals.  Except as set forth in Section 5.3 of the Seller Disclosure Schedule, no material consent, approval or authorization of or filing with any Governmental Authority is required to be obtained or made by Seller in connection with the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which Seller is a party and the consummation of the transactions contemplated hereby.

Section 5.4                                               No Violation.  Except as set forth in Section 5.4 of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement or the Ancillary Agreements to which Seller is a party, nor the performance by Seller of its obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby will (a) violate, conflict with or constitute a default under the Organizational Documents of Seller, (b)  violate, conflict with or result in a breach of, constitute a default under, or give rise to any rights of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Assumed Contract or any other material contract by which Seller is bound, (c) violate any Laws applicable to Seller or by which any of its assets and properties is bound or any Permit relating to the Acquired Assets or (d) result in the creation of any Encumbrance on the Acquired Assets, other than Permitted Encumbrances.

Section 5.5                                               Legal Proceedings.  Except as set forth in Section 5.5 of the Seller Disclosure Schedule, there is no material Action pending, or to Seller’s Knowledge, threatened in writing against Seller, with respect to the Acquired Assets or Assumed Liabilities.

Section 5.6                                               Indebtedness.  Seller has not incurred any Indebtedness that remains outstanding and is secured by an Encumbrance on the Site, the Facility or the other Acquired Assets and that will remain in effect after the Closing.

Section 5.7                                               Real Property and Personal Property.

(a)                                 Except as set forth in Section 5.7(a)(i) of the Seller Disclosure Schedule, Seller has good and marketable title to, or valid leasehold interests in the Owned Real Property, Leased Real Property and Other Real Property Interests, in each case free and clear of all Encumbrances except for Permitted Encumbrances and liens for Indebtedness that will be released at Closing.

(b)                                 Seller has good, marketable and valid title to all other Acquired Assets, in each case free and clear of all Encumbrances except for Permitted Encumbrances and liens for Indebtedness that will be released at Closing.

Section 5.8                                               Assumed Contracts.  Seller is not a party to any contract relating to the Acquired Assets or Assumed Liabilities other than the Assumed Contracts.  Each of the Assumed Contracts constitutes a legal, valid and binding obligation of Seller and, to Seller’s Knowledge, of the other parties thereto and Seller is not in default thereunder and to Seller’s Knowledge no other Party (excluding Buyer) is in default thereunder.

Section 5.9                                               Compliance with Applicable Law.  Except as set forth in Section 5.9 of the Seller Disclosure Schedule, Seller is in compliance in all material respects with all Laws that apply to its Interest in the Facility or the other Acquired Assets.  Seller is not in material default of any material order, decree or judgment of any Governmental Authority or arbitrator related to the Acquired Assets and there are no unsatisfied judgments against Seller related to the Acquired Assets.

Section 5.10                                        Tax Matters.

(a)                                 Except as set forth in Section 5.10(a) of the Seller Disclosure Schedule, Seller has duly and timely filed or caused to be filed (taking into account any valid extensions of the time for filing), with the appropriate Taxing Authority, all material Tax Returns that are required to be filed in respect of the Acquired Assets.  Each such Tax Return is true, correct and complete in all material respects.  All material Taxes due and payable in respect of the Acquired Assets have been timely paid in full.

(b)                                 (i) No audit or other examination by a Taxing Authority has been proposed in writing with respect to the Acquired Assets that has not been closed or resolved, (ii) neither Seller nor any of its Affiliates has received any written notices from any Taxing Authority relating to any issue that could affect any Tax liability with respect to the Acquired Assets for a taxable period (or portion thereof) beginning after the Closing Date.

(c)                                  Neither Seller nor any of its Affiliates, as of the Closing Date, (A) has entered into a Contract or waiver or been requested to enter into a Contract or waiver extending any statute of limitations relating to the payment or collection of non-income Taxes with respect to the Acquired Assets that has not yet expired, or (B) is presently contesting non-income Tax liability with respect to the Acquired Assets before any Taxing Authority.

(d)                                 All material Taxes that Seller or any of its Affiliates is (or was) required by Law to withhold or collect with respect to the Acquired Assets in connection with amounts paid or owing to any employee, independent contractor, creditor, equity holder or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

(e)                                  No written claim has ever been made by any Governmental Authority in a jurisdiction where neither Seller nor any of its Affiliates files Tax Returns with respect to the Acquired Assets that Seller or any of its Affiliates is or may be subject to taxation by that jurisdiction with respect to the Acquired Assets.

(f)                                   Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(g)                                  There are no Encumbrances for Taxes on any of the Acquired Assets, except for Permitted Encumbrances.

Section 5.11                                        Brokerage Fees and Commissions.  No broker, finder or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 6.1                                               Organization and Good Standing.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Buyer has all requisite power and authority to own, lease and operate its properties and to carry out its business as is now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary, except where the failure to have such power and authority, or to be so qualified or in good standing, would not individually or in the aggregate, be reasonably likely to prevent or materially delay or impair Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 6.2                                               Authority Relative to this Agreement; Enforceability.

(a)                                 Buyer has the requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Ancillary Agreements, the performance by Buyer of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Buyer, and no other proceedings on the part of Buyer are necessary to authorize this Agreement or the Ancillary Agreements, as applicable, or to consummate the transactions contemplated hereby and thereby.

(b)                                 This Agreement has been, and each of the Ancillary Agreements shall be, when executed and delivered at Closing, duly and validly executed and delivered by Buyer.  Assuming that this Agreement constitutes, and each of the Ancillary Agreements will, when executed and delivered at Closing, constitute valid and binding agreements of Seller, this Agreement constitutes, and each of the Ancillary Agreements will, when executed and delivered at Closing, constitute valid and binding agreements of Buyer, enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by the General Enforceability Exceptions.

Section 6.3                                               Governmental Consents and Approvals.  Except as set forth in Section 6.3 of the Buyer Disclosure Schedule, no material consent, approval or authorization or filing with any Governmental Authority is required to be made or obtained by Buyer in connection with the execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.

Section 6.4                                               Legal Proceedings.  Except as set forth in Section 6.4 of the Buyer Disclosure Schedule, there is no Action pending, or to Buyer’s Knowledge, threatened in writing against Buyer, which could reasonably be expected to materially adversely affect Buyer’s ability to perform its obligations hereunder.

Section 6.5                                               Brokerage Fees and Commissions.  No broker, finder or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 6.6                                               Opportunity for Independent Investigation.  Buyer is an experienced and knowledgeable investor in the United States power generation and development business.  Buyer has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of Seller.  In entering into this Agreement, Buyer has relied solely upon the representations, warranties and covenants contained herein and upon its own investigation and analysis of the Acquired Assets and Seller and the business conducted by Seller (such investigation and analysis having been performed by Buyer or Buyer’s Representatives), and Buyer, except in the case of fraud, acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether oral or written, express or implied, made by Seller or any of Seller’s Representatives that are not expressly set forth in this Agreement.

ARTICLE 7

COVENANTS OF THE PARTIES

Section 7.1                                               Conduct of Business Pending the Closing.  During the Interim Period, Seller shall (a) comply with its obligations under the Co-Owner Agreement and other Assumed Contracts and otherwise continue to own the Acquired Assets in the ordinary course of business consistent with past practices and (b) not create any Encumbrance on its Interest, except for Permitted Encumbrances.

Section 7.2                                               Certain Actions by the Parties.

(a)                                 Satisfaction of Closing Conditions.  Each Party agrees to use all commercially reasonable efforts to satisfy the conditions to the Closing set forth in Section 4.5 and Section 4.6.

(b)                                 PJM Account.                    Seller shall use reasonably commercial efforts and take those actions and all necessary steps in order to transfer its obligation to provide power under the PJM cleared capacity auction results relating to the Interest as of Closing to Buyer.

(c)                                  Emission Allowances.

(i) Prior to the Closing Date, Seller shall transfer or cause to be transferred into the corresponding account of Buyer pursuant to that certain Emissions Agreement all Emission Allowances (A) allocated or issued to Seller in connection to the Facility as set forth in Section 7.2 of the Seller Disclosure Schedule or (B) otherwise needed to offset Seller’s share of emissions with respect to the Facility under the Emissions Agreement prior to the Closing Date.

(ii) During the Interim Period, Seller shall (A) comply with its obligations under the Emissions Agreement and (B) not sell or dispose of Emission Allowances that are (1) allocated or issued to Seller in connection to the Facility prior to the Closing Date or (2) needed to offset Seller’s share of emissions with respect to the Facility under the Emissions Agreement prior to the Closing Date; provided, however, that Seller may use Emission Allowances solely for its allocated pre-Closing ownership share of the Facility in accordance with the Emissions Agreement.

(d)                                 Title Insurance.  Seller shall cooperate with Buyer in Buyer’s efforts to obtain, at Buyer’s sole cost and expense, a title insurance policy as of Closing with respect to the Interest, including by delivering customary affidavits as may be requested.

(e)                                  Seller Release.  In the event that Seller acquires the interest of DP&L in the Zimmer Facility prior to the Closing hereunder, at Seller’s request, Buyer shall promptly deliver to Seller, effective as of the closing of Seller’s purchase from DP&L, the release from obligations contemplated under Sections 5.7 and 5.8 of the Co-Owner Agreement in a form reasonably acceptable to DP&L and Seller.

Section 7.3                                               Public Statements.  Each of Seller and Buyer shall cooperate in issuing any press release or public statement with respect to this Agreement or the transactions contemplated hereby and shall provide the other Party a reasonable opportunity to comment thereon prior to releasing or making any such statement.

Section 7.4                                               Tax Matters.

(a)                                 All Transfer Taxes shall be borne 50% by Seller and 50% by Buyer, and except as otherwise required by applicable Law, Buyer shall file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes, and, if required by applicable Law, Seller shall join in the execution of any such Tax Returns.  Buyer shall be responsible for the calculation of any Transfer Taxes, including any determination of the value of the Acquired Assets for purposes of such calculation.

(b)                                 With respect to Taxes to be prorated in accordance with Section 3.4, Seller shall prepare and timely file all Tax Returns required to be filed for the current taxable year consistent with past practice. Seller shall use commercially reasonable efforts to prosecute any claims in respect of such Taxes in the ordinary course of business and consistent with past practice.

(c)                                  At least ten (10) Business Days prior to the date any real property and ad valorem property Taxes or other Taxes attributable to the Acquired Assets are required to be paid (each, a “Payment Date”), Seller will deliver to Buyer a worksheet setting forth Seller’s good faith reasonable estimate of the Prorated Amount for such Taxes (the “Estimated Tax Prorated Amount”). Buyer shall pay such Prorated Amount of the Estimated Tax Amount to Seller at least five (5) days prior to the applicable Payment Date.

(d)                                 Buyer and Seller agree to cooperate and resolve in good faith to provide the real property and ad valorem property Tax bills for the proration year to the appropriate party for payment.

(e)                                  Notwithstanding any other provision of this Agreement, the obligations of the Parties set forth in this Section 7.4 shall not be subject to any restrictions or limitations other than those expressly set forth in this Section 7.4 and shall survive the Closing until the expiration of the applicable statute of limitations plus sixty (60) days.

(f)                                   Each of Buyer, on the one hand, and Seller, on the other hand, shall provide the other with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, any audit or other examination by any Taxing Authority, or any judicial or administrative proceedings relating to Liability for Taxes, and each will retain and provide the requesting parties with any records or information that may be relevant to such return, audit, or examination, proceedings or determination.  Any information obtained pursuant to this Section

7.4(c) or pursuant to any other Section hereof providing for the sharing of information or review of any Tax Return or other schedule relating to Taxes shall be kept confidential by the Parties hereto.

(g)                                  From and after the Closing Date, Buyer shall comply with the covenants relating to tax-exempt pollution control bonds set forth on Section 7.4(g) of the Seller Disclosure Schedule.

(h)                                 Buyer shall remit to Seller any refund or credit of Taxes, if and when actually received by Buyer, to the extent such refund or credit is attributable to Taxes with respect to the Acquired Assets for any Pre-Closing Period; provided, however, that to the extent a refund or credit against Taxes that gave rise to a payment hereunder is subsequently disallowed or otherwise reduced, Seller shall pay to Buyer the amount of such disallowed or reduced refund or credit against Taxes.

(i)                                     The Parties hereby agree that any and all indemnity payments pursuant to this Agreement shall, to the maximum extent permitted by Law, be treated for all Tax purposes by the Parties as an adjustment to the Purchase Price.

Section 7.5                                               Transfer Tax Exemption Certificates.  The Parties shall use commercially reasonable efforts to obtain from any Taxing Authority and to deliver to any other Party any certificate, permit, license, or other document necessary to mitigate, reduce or eliminate any Transfer Taxes (including additions thereto or interest and penalties thereon) that otherwise would be imposed with respect to the transactions contemplated by this Agreement.

Section 7.6                                               Casualty.  If any Acquired Asset is damaged or destroyed by one or more casualty losses after the Execution Date and prior to the Closing Date (a “Casualty Loss”), and the aggregate cost of restoring such damaged or destroyed Acquired Asset in all such cases to a condition reasonably comparable to its prior condition as estimated by a qualified firm reasonably acceptable to Seller and Buyer (such costs with respect to any Acquired Asset, the “Restoration Cost”) is greater than $5,000,000 (five million United States Dollars), then Buyer may terminate this Agreement. If the Restoration Cost is less than or equal to $5,000,000 (five million United States Dollars), Buyer shall have no right or option to terminate this Agreement; provided, however, that Buyer shall be entitled to receive all insurance proceeds related to the Casualty Loss.

Section 7.7                                               Required Regulatory Approvals and Consent Filings.

(a)                                 General.  Each Party shall use commercially reasonable efforts to obtain all Consents, and to give all notices to and make all filings with all Governmental Authorities and third parties that may be or become necessary for its execution and delivery of, and the performance of its obligations under, this Agreement and will cooperate fully with the other Party in promptly seeking to obtain all such Consents, giving such notices, and making such filings.

(b)                                 Required Regulatory Approvals.  Without limiting the generality of the undertakings pursuant to Section 7.7(a) above, each Party shall:  (1) use all commercially reasonable efforts to (A) gather and obtain all necessary information to complete the filings, which shall be prepared and filed by Seller and/or Buyer, as required, seeking the Required Regulatory Approvals; and (B) consult with the other Party regarding any such filings, consider and incorporate all reasonable comments (if any) submitted by the other Party or its Representatives; and (2) prior to and during the pendency of any notice and approval or waiting period with respect to such filings, (A) consult with the other Party prior to providing any supplemental information to the applicable Governmental Authority and provide prompt written notice to the other Party of all communications from, and permit the other party to participate in any substantive discussions or meetings with, the applicable Governmental Authority that reasonably relates to or bears upon such filings, and (B) use reasonable efforts and act in good faith to expedite and obtain the Required Regulatory Approvals.  In furtherance and not in limitation of the foregoing, each of the Parties agrees to file all filings required by the FERC, and similar applications with any other applicable Governmental Authority whose approval is required in connection with the consummation of the purchase by Buyer of the Acquired Assets no later than fifteen (15) Business Days following the Execution Date.  Each Party agrees that without the prior written consent of the other Party, it will not (1) extend any waiting period or withdraw its respective filings seeking the Required Regulatory Approvals, (2) enter into any agreement with any Governmental Authority agreeing not to consummate the transactions contemplated by this Agreement or (3) to the extent lawful, participate in any meetings with a Governmental Authority without giving the other Party the opportunity to participate.

Section 7.8                                               Post-Closing Cooperation and Further Assurances.  Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing at any Party’s request and without further consideration, the other Party shall execute and deliver to such Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions and execute and deliver such other documents as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement.

ARTICLE 8

LIMITED SURVIVAL; INDEMNIFICATION

Section 8.1                                               Limited Survival.

(a)                                 Each covenant and agreement contained in this Agreement or in any document delivered pursuant to the Closing which by its terms contemplates performance after the Closing Date, shall survive the Closing and be enforceable until such covenant or agreement has been fully performed.

(b)                                 All representations and warranties of Seller contained in this Agreement, and covenants to be performed prior to Closing, shall survive the Closing for a period of twelve (12) months after the Closing Date, after which they shall expire and be of no further force or effect;

provided, however, that (i) the representations and warranties contained in Section 5.1 (Organization; Qualification), Section 5.2 (Authority Relative to this Agreement; Enforceability), Section 5.7.(a) (Real Property and Personal Property) and Section 5.11 (Brokerage Fees and Commissions) (collectively, the “Seller Fundamental Representations and Warranties”) shall survive the Closing indefinitely, and (ii) the representations and warranties set forth in Section 5.10 (Tax Matters) shall survive until sixty (60) days following the expiration of the applicable statute of limitations.

(c)                                  All representations and warranties of Buyer contained in this Agreement and covenants to be performed prior to closing, shall survive the Closing hereunder for a period of twelve (12) months after the Closing Date, after which they shall expire and be of no further force or effect; provided, however, that the representations and warranties in Section 6.1 (Organization and Good Standing), Section 6.2 (Authority Relative to this Agreement; Enforceability) and Section 6.5 (Brokerage Fees and Commissions) (collectively, the “Buyer Fundamental Representations and Warranties”) shall survive the Closing indefinitely.

Section 8.2                                               Seller Indemnification Obligation.  Subject to Section 8.1 and  Section 8.4, Seller shall indemnify, defend and hold harmless Buyer and its Representatives (each, a “Buyer Indemnified Party”) from and against all Losses incurred or suffered by any Buyer Indemnified Party resulting from, arising out of or relating to (a) any breach of any representation, warranty or covenant of Seller contained in this Agreement, or any Ancillary Agreement; (b) the Excluded Liabilities; (c) all Taxes imposed on, asserted against or attributable to the properties, income or operations of the Acquired Assets or any Taxes for which Seller (or any of its Affiliates) is otherwise liable, in each case, for all Pre-Closing Periods, except to the extent (i) such Taxes were included as a liability in the calculation of amounts to be prorated or (ii) such Taxes are Transfer Taxes covered under Section 7.4(a) and (d) the  portion of any Transfer Taxes that are allocable to Seller pursuant to Section 7.4(a), that are imposed as a result of the transactions contemplated by this Agreement; provided, that such Buyer Indemnified Party shall have asserted its claim for indemnification in writing, before the expiration of any applicable survival period in Section 8.1(b).

Section 8.3                                               Buyer Indemnification Obligation.  Subject to Section 8.1 and Section 8.4, from and after the Closing Date, Buyer shall indemnify, defend and hold harmless Seller and its Representatives (each, a “Seller Indemnified Party”) from and against all Losses incurred or suffered by any Seller Indemnified Party resulting from, arising out of or relating to (i) any breach of any representation, warranty or covenant of Buyer contained in this Agreement or any Ancillary Agreement,  (ii) the portion of any Transfer Taxes that are allocable to Buyer pursuant to Section 7.4(a), that are imposed as a result of the transactions contemplated in this Agreement or (iii) any Assumed Liability; provided, that such Seller Indemnified Party shall have asserted its claim for indemnification in writing, before the expiration of any applicable survival period in Section 8.1(c).

Section 8.4                                             Limitations of Liability.  Except in the case of any Claim based on fraud, the indemnification obligations of Seller under Section 8.2 shall be subject to the following limitations:

(a)                                 no Buyer Indemnified Party shall have any recourse for breaches of representations and warranties of Seller in this Agreement, until the aggregate amount of all Losses incurred by the Buyer Indemnified Parties equals or exceeds $200,000 (two hundred thousand United States Dollars), and then only to the extent of such excess (the “Deductible”); provided, however, that the Deductible shall not apply to any Claim based on any breach of a Seller Fundamental Representation and Warranty or any breach of a representation or warranty set forth in Section 5.10 (Tax Matters);

(b)                                 the Liability of Seller as a result of any breaches of representations and  warranties of Seller in this Agreement other than the Seller Fundamental Representations and Warranties and any breach of a representation or warranty set forth in Section 5.10 (Tax Matters) shall not exceed in the aggregate $1,500,000 (one million five hundred thousand United States Dollars), provided that the aggregate liability of Seller under this Agreement shall in no event exceed $20,000,000 (twenty million United States Dollars);

(c)                                  (i) the indemnification provided for in this Article 8 shall be the sole and exclusive remedy following the Closing for any breach of this Agreement and (ii) in calculating amounts payable to an Indemnified Party, the amount of any indemnified Losses shall be determined without duplication of any other Losses for which a Claim has actually been made under any other representation, warranty, covenant, or agreement included herein;

(d)                                 the amount of any Loss for which indemnification is provided by the Indemnifying Parties under Section 8.2 or Section 8.3 shall be net of (i) any cash Tax benefits actually realized by the Indemnified Parties in respect of the accrual or payment of the indemnified Loss in or prior to the taxable year in which the indemnified Loss was incurred and (ii) any actual insurance proceeds received is respect of such Loss, it being understood and agreed that (1) the Buyer Indemnified Parties shall use their commercially reasonable efforts to seek insurance recoveries in respect of Losses to be indemnified hereunder and (2) if the amount of any Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by, from or against any other entity, then the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith (together with interest thereon from the date of payment thereof to the date of repayment) shall promptly be repaid by the Indemnified Party to the Indemnifying Party;

(e)                                  Seller shall have no liability for any breach of a representation or warranty under this Agreement or in any certificate relating hereto delivered by Seller if, prior to the date hereof, Buyer had Knowledge of such breach; and

(f)                                   notwithstanding anything to the contrary contained in this Agreement, no amounts shall be payable as a result of any Claim in respect of a Loss arising under this Agreement for punitive, incidental, indirect, special, consequential or similar damages (including any damages on account of lost profits, loss of revenue, loss of production or diminution in value (based on a multiple of earnings or otherwise) or other damages attributable to business interruption), except in connection with a third party Claim.

Section 8.5                                             Notice; Duty to Mitigate.  Each Indemnified Party shall give written notice to the Indemnifying Parties within a reasonable period of time after becoming aware of any breach by such other Party of any representation, warranty, covenant, agreement or obligation in this Agreement.  The Parties shall have a duty to use commercially reasonable efforts to mitigate any Loss in connection with this Agreement.

Section 8.6                                             Procedure with Respect to Third Party Claims.  Subject to Section 7.4 and Section 8.6(e), which shall govern Claims with respect to Taxes, the following provisions shall apply.

(a)                                 If an Indemnified Party becomes subject to a pending or threatened Claim of a third party and believes it has a Claim against an Indemnifying Party as a result, then such Indemnified Party shall notify the Indemnifying Party in writing of the basis for such Claim setting forth the nature of the Claim in reasonable detail, as soon as practical following the time at which the Indemnified Party discovered, or reasonably should have discovered, such Claim.  The failure of such Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of liability hereunder except to the extent that the defense of such Claim is prejudiced by the failure to give such notice.

(b)                                 If any proceeding is brought by a third party against such Indemnified Party and such Indemnified Party gives notice to the Indemnifying Party pursuant to this Section 8.6, the Indemnifying Party shall be entitled to participate in such proceeding and, to the extent that it wishes, to assume the defense of such proceeding (with counsel  reasonably satisfactory to the Indemnified Party), if the Indemnifying Party provides written notice to such Indemnified Party within thirty (30) days that the Indemnifying Party intends to undertake such defense and provided that (1) the potential liability of such Claim does not exceed the maximum liability of the Indemnifying Party hereunder and (2) doing so would not create a conflict of interest between the Indemnified Party and the Indemnifying Party.  The Indemnified Party shall, in its sole discretion, have the right to employ separate counsel in any such action and to participate in the defense thereof, and the reasonable fees and expenses of such counsel shall be paid by such Indemnified Party. The Indemnifying Party may not settle any Claim without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld.

(c)                                  If notice is given to the Indemnifying Party by the Indemnified Party of the commencement of any third party legal proceeding and the Indemnifying Party does not, within thirty (30) days after receiving such notice, give notice to the Indemnified Party of its election to assume the defense of such legal proceeding (or the Indemnifying Party is not permitted to assume the defense under Section 8.6(b)), then such Indemnified Party shall (upon notice to the Indemnifying Party) have the right to undertake the defense or compromise of such Claim; provided, that (i) the Indemnified Party cannot settle any Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, and (ii) the Indemnifying Party shall reimburse the Indemnified Party for the costs of defending against such third party Claim (including reasonable attorneys’ fees and expenses) to the extent it is determined that such Indemnifying Party is liable under this Agreement with respect to such third party Claim.  The Indemnifying Party may elect to participate in such legal proceedings, negotiations or defense at any time at its own expense.

(d)                                 Notwithstanding anything else contained in this Agreement, with respect to a Claim with respect to Taxes, (I) (i) Seller shall only have the right to control a Claim with respect to Taxes if (A) it relates to a taxable year or other taxable period that ends on or prior to the Closing Date and (B) such Taxes are imposed on Seller, and (ii) Seller shall not consent to any settlement or compromise of any Claim with respect to Taxes that could reasonably be expected to adversely impact Buyer or the Acquired Assets without written consent of Buyer, which consent shall not be unreasonably withheld or delayed, and (II) Buyer shall have the right to control all other Claims for indemnification regarding Taxes. Seller, at its own expense, shall be entitled to participate in any Claim with respect to Taxes for any taxable period beginning on or before and ending after the Closing Date, or for any taxable period ending on or before the Closing Date if Seller did not choose to control the contest of such claim with respect to Taxes pursuant to this Agreement, and Buyer shall not settle any such Claim that could reasonably be expected to adversely impact Seller without written consent of Seller, which consent shall not be unreasonably withheld or delayed.

(e)                                  Sections 8.6(a) through (e) apply only to indemnification relating to third party Claims. A Party may assert an indemnity Claim not related to a third party Claim by providing notice to the other Party within the applicable time periods set forth in Section 8.1(b) and Section 8.1(c), respectively.

Section 8.7                                             “As Is” Sale.  IT IS THE EXPLICIT UNDERSTANDING OF EACH PARTY THAT NOTHING IN THIS AGREEMENT SHALL IMPLY OR BE CONSTRUED TO MEAN THAT SELLER HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS, IMPLIED, AT COMMON LAW, STATUTORY OR OTHERWISE, EXCEPT FOR THE REPRESENTATIONS OR WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, AND IT IS FURTHER UNDERSTOOD BY THE PARTIES THAT, EXCEPT AS SET FORTH IN THIS AGREEMENT, BUYER IS PURCHASING THE ACQUIRED ASSETS AND ASSUMING THE ASSUMED LIABILITIES “AS IS,” “WHERE IS” AND “WITH ALL FAULTS.”  WITHOUT LIMITING THE GENERALITY OF THE IMMEDIATELY PRECEDING SENTENCE, SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY, OR OTHERWISE, RELATING TO THE CONDITION, VALUE OR QUALITY OF THE ACQUIRED ASSETS (INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND SELLER MAKES NO REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST RELATING TO

THE ACQUIRED ASSETS OR THE PROSPECTS, RISKS OR OTHER INCIDENTS OF OWNERSHIP THEREOF.  EXCEPT AS SET FORTH IN THIS AGREEMENT, SELLER MAKES NO, AND SPECIFICALLY NEGATES AND DISCLAIMS ANY, WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AS TO, CONCERNING OR WITH RESPECT TO THE SITE OR THE FACILITY.  THE FOREGOING IS NOT INTENDED TO LIMIT FRAUD CLAIMS.

Section 8.8                                             Release.  If the Closing occurs, effective as of the Closing, Buyer, on behalf of itself and its respective Affiliates, Representatives, direct and indirect parent companies, managers, officers and directors, and each of their respective successors and assigns (each a “Releasor”), except as set forth in this Agreement or any Ancillary Agreement, hereby releases, waives, acquits and forever discharges, to the fullest extent permitted by Law, Seller, and its respective past, present and future Affiliates, Representatives, direct and indirect parent companies, managers, officers and directors of, from and against any and all actions, causes of action, claims, demands, damages, judgments, Liabilities, debts, dues and suits of every kind, nature and description whatsoever, arising directly or indirectly out of the Assumed Liabilities, the Acquired Assets and the Business (as presently or formerly conducted), which such Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever on or prior to the Closing Date under any applicable Environmental Law, including the Comprehensive Environmental Response, Compensation and Liability Act or similar international, foreign, federal, regional or state Law, whether or not in existence on the Execution Date.

ARTICLE 9

TERMINATION

Section 9.1                                               Methods of Termination.

(a)                                 This Agreement may be terminated by either Buyer or Seller on notice to the other Party as follows:

(i)                                     if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other Action (including the failure to have taken an Action) which, in either such case, has become final and non-appealable and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of such transactions; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(a) shall not be available to a Party if its failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the final and non-appealable Action of such Governmental Authority (including the failure to have taken an Action) that has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of such transactions;

(ii)                                  if the Closing shall not have occurred on or before the date that is eighteen (18) months following the Execution Date ((which date may be extended by any Party, by notice to the other Party, for one additional six (6) month period if (i) applicable Governmental Authority approvals have not been obtained by the date that is eighteen (18) months after the Execution Date (such date, the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(a) shall not be available to a Party if its failure to fulfill, or its delay in fulfilling, any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date; or

(iii)                               in the event of a material breach of any representation, warranty, covenant or agreement contained in this Agreement by the other Party, which breach would cause the failure of a closing condition hereunder and remains uncured thirty (30) days following written notice by the non-breaching Party to the breaching Party; provided, however, that the breaching Party shall be entitled to an extension to cure such breach to the Outside Date if it is reasonably capable of being cured by such date and the breaching party is attempting in good faith to pursue the cure; or

(iv)                              by mutual written consent of Buyer and Seller.

(b)                                 This Agreement may be terminated by Buyer if a material Casualty Loss has occurred pursuant to and in accordance with Section 7.6 hereof.

Section 9.2                                               Effect of Termination.  If this Agreement is terminated as provided in Section 9.1, all filings, applications and other submissions made to any Governmental Authority with respect to the transactions contemplated by this Agreement and the Ancillary Agreements (other than any filings, applications and other submissions made by Seller that do not involve Buyer) shall, to the extent practicable, be withdrawn from the Governmental Authority to which they were made; and except for Section 7.3 (Public Statements), Article 8 (Limited Survival; Indemnification) and Article 10 (Miscellaneous), pursuant to which the relevant Parties shall continue to be bound, no Party shall have any further obligation hereunder; provided, however, each Party shall continue to be liable for any breach by such Party prior to the termination of this Agreement of any representation, warranty, covenant or agreement of such Party in this Agreement.

Section 9.3                                               Specific Performance.  Notwithstanding anything in this Agreement to the contrary, the Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the provisions of this Agreement were not performed by a Party in accordance with its specific terms, and that any remedy at law for any breach of the provisions of this Agreement would be inadequate for the other Party.  Without limiting or waiving in any respect any of the other rights or remedies of a Party as set forth in this Agreement, a Party shall be entitled to seek specific performance of the obligations to be performed by the other Party in accordance with the provisions of this Agreement, and to seek an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state provided in Section 10.6, without the need to post a bond or other security.

ARTICLE 10

MISCELLANEOUS PROVISIONS

Section 10.1                                        Amendment and Waivers.  No amendment, modification or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of a Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 10.2                                        Notices.  A Party may send any notice or other communication hereunder to the intended recipient at the address set forth below using the following means:  facsimile transmission, personal delivery, messenger service, nationally recognized overnight delivery service, registered or certified mail, and such notices or other communications shall be deemed received on the date delivered.  Notices shall be sent as follows:

If to Buyer, to:

Stephan T. Haynes

Senior VP Strategic Initiatives & Chief Risk Officer

American Electric Power

1 Riverside Plaza, 28th Floor

Columbus, Ohio 43215

Office 614-716-2852

Fax    614-716-3288

with a copy (which shall not constitute notice) to:

Cynthia Butler Carson

Senior Counsel

American Electric Power

Office 614-716-3849

Fax    614-716-2014

If to Seller, to:

Dynegy Conesville, LLC

Attn:  Carolyn Burke, EVP Strategic Development

601 Travis St., Suite 1400

Houston, Texas  77002

Email:  Carolyn.burke@dynegy.com

with a copy (which shall not constitute notice) to:

Dynegy Conesville, LLC

Attn:  Ain Vale

601 Travis St., Suite 1400

Houston, Texas  77002

Email:  ain.vale@dynegy.com

and

Dynegy Conesville, LLC

Attn: Catherine James, General Counsel

601 Travis St., Suite 1400

Houston, Texas 77002

Email: Catherine.James@dynegy.com

A Party may change the address to which notices, requests, demands, Claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

Section 10.3                                      Assignment; No Third Party Beneficiaries.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party; provided, that Buyer may assign any of its rights hereunder to an Affiliate.  This Agreement is not intended to confer upon any other Person except the Parties hereto any rights or remedies hereunder.  Without limiting the generality of the foregoing, no provision of this Agreement shall confer any rights or remedies upon any Person, other than the Parties hereto and their respective successors and assigns.

Section 10.4                                      Counterparts.  This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Section 10.5                                      Entire Agreement.  This Agreement, together with all exhibits and schedules hereto and all other documents and instruments delivered in connection herewith, including the Ancillary Agreements, constitute the entire agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

Section 10.6                                      Governing Law; Jurisdiction.

(a)                                 Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK

WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW RULES OR PRINCIPLES THEREOF THAT WOULD REQUIRE THE APPLICATION OF THE RULES OF ANOTHER JURISDICTION.

(b)                                 Exclusive Jurisdiction.  Any Action arising out of or relating to this Agreement shall be heard and determined exclusively in any federal or state court located in the Borough of Manhattan, County of New York in the State of New York.  Consistent with the preceding sentence, the Parties hereto hereby irrevocably submit and consent to the exclusive jurisdiction of any federal or state court located in the Borough of Manhattan, County of New York in the State of New York and irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any Claim that it is not subject personally to the jurisdiction of the above-named courts, that the Action is brought in an inconvenient forum, that the venue is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

(c)                                  Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.  THE AGREEMENT OF EACH PARTY TO WAIVE ITS RIGHT TO A JURY TRIAL WILL BE BINDING ON ITS SUCCESSORS AND ASSIGNS AND WILL SURVIVE THE TERMINATION OF THIS AGREEMENT.

Section 10.7                                      No Construction Against Drafting Party.  The language used in this Agreement is the product of both Parties’ efforts and each Party hereby irrevocably waives the benefits of any rule of contract construction that disfavors the drafter of a contract or the drafter of specific words in a contract.

Section 10.8                                      Severability.  The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision.  Upon such determination that any term or other provision is unenforceable or invalid, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a legally acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 10.9                                      Cumulative Remedies.  Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity.  Except as otherwise provided in this Agreement, the exercise by a Party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 10.10                               Expenses.  Except as otherwise provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each Party will pay its own costs and expenses incurred in connection with the negotiation, execution and

Closing of this Agreement and the sale of the Acquired Assets (including all fees and expenses of counsel, financial advisors and accountants).

[Signature page follows]

IN WITNESS WHEREOF, Seller and Buyer have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

DYNEGY CONESVILLE, LLC

By:	/s/ Robert C. Flexon

Name: Robert C. Flexon

Title: President and CEO

AEP GENERATION RESOURCES INC.

By:	/s/ Charles E. Zebula

Name: Charles E. Zebula

Title: President and COO